SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Woori Bank

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 100-792, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1. Summary of 2014 3Q Business Report	3

2. Exhibit 99.1 Woori Bank Review Report for 2014 3Q (Consolidated)

3. Exhibit 99.2 Woori Bank Review Report for 2014 3Q (Separate)

Summary of 2014 Third Quarter Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Bank,” “we,” “us” or the “Bank” are to Woori Bank and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Bank

1.	Overview of the Bank

a.	History

(1)	Background: Major developments.

March 27, 2001	Became a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”)

December 31, 2001	Merged with the spun off banking division of Peace Bank of Korea

January 31, 2002	Transferred the credit card business of Hanvit Bank to Woori Card

May 22, 2003	Awarded Republic of Korea Corporate Image Grand Prize – Grand Prize for CI and First Prize for Knowledge Management

July 31, 2003	Merged with Woori Investment Bank

March 31, 2004	Merged with Woori Credit Card after its spin-off

September 7, 2004	Selected as 2004 Top Bank of Korea by British magazine “The Bankers”

November 4, 2005	Opened the first comprehensive financial office in the financial sector, “Woori Finance Plaza”

May 19, 2006	Established Korea BTL Infrastructure Fund

December 01, 2006	Officially launched Woori Global Markets Asia Limited

November 12, 2007	Established a local legal entity in China, Woori Bank China Ltd.

January 9, 2008	Established a local legal entity in Russia, ZAO Woori Bank

December 16, 2008	Issued 70,000,000 convertible preferred shares (par value KRW 5,000, issue price KRW 10,000)

April 1, 2009	Issued 60,000,000 common shares for increase in capital

April 1, 2009	Selected as “Outstanding Company in Gender Equal Employment” sponsored by the Ministry of Labor

December 15, 2009	Awarded Asian Financial Culture Grand Prize “Top Prize in Community Activities”

March 21, 2010	Woori Bank China Ltd. acquired qualification as a “settlement bank for Renminbi currency in international trade”

April 18, 2011	Woori Smile Microcredit executed an MOU to jointly support microcredit with the Ministry of Land, Transport and Maritime Affairs

August 24, 2011	Internet banking reached 10 million customers

April 25, 2012	Awarded “2012 Top Bank of Korea” by the Asian Banker for two consecutive years

August 30, 2012	Awarded 2012 Asia PB Top Award by Asia Economic Daily

September 25, 2012	Woori Brazil Bank began business

October 11, 2012	Selected as “Top Financial Institution for Anti-Money Laundering”

November 7, 2012	Awarded Grand Prize for the First Awards for Protection of Financial Consumers in 2012 by the Korea Economic Daily

November 29, 2012	Awarded Presidential Award sponsored by the Financial Supervisory Commission for “Anti-Money Laundering”

December 6, 2012	Awarded “2012 Grand Prize for Small Loan Financing”

December 13, 2012	Awarded Grand Prize for “2012 Aju Economy and Finance Award”

January 17, 2013	Awarded Grand Prize for Top Customer Service

March 27, 2013	Awarded Grand Prize for Woori Bank “Two Chairs” PB services for four consecutive years

April 1, 2013	Spun off its credit card business

June 14, 2013	Inaugurated the 48th President of the Bank, concurrently holding the position of the 6th President of Woori Finance Holdings

June 27, 2013	Number 1 in Korean Standard-Service Quality Index (KS-SQI) for three consecutive years

October 4, 2013	Selected by National Pension Fund as “Top Foreign Exchange Bank”

December 19, 2013	Awarded “Grand Prize for Small Loan Finance” sponsored by the FSS

January 3, 2014	Awarded final approval to acquire Indonesia’s Saudara Bank 115th anniversary of the establishment of the Bank

January 9, 2014	Awarded “2014 Grand Award for Customer Service”

February 21, 2014	Awarded Grand Prize for “Republic of Korea Top Bank”

March 26, 2014	The Bank re-selected as “the main bank for the City of Seoul”

March 29, 2014	Hansae Basketball team, the professional women’s basketball team, won the “overall championship for 2013-14”

April 1, 2014	Established business agreement with Ministry of Health and Welfare for promotion of philanthropic culture

April 17, 2014	Woori Short Term National/Public Bond Fund reached KRW 100 billion in commitments

April 24, 2014	Became the First domestic bank to issue Basel III subordinated debt in foreign currency (USD 1 billion)

May 21, 2014	Awarded “Korea’s Top Bank in Money Management” by Asian Banker in 2014

May 29, 2014	Executed business agreement with the Patent Office for promotion of IP finance

June 2, 2014	Executed business agreement with Korea Housing Guarantee Co., Ltd. for dealing and managing “Guaranteed Standard PF Loans”

June 26, 2014	The Bank selected by the Ministry of Trade, Industry and Energy as the exclusive bank for “R&D Project Development”

July 28, 2014	The Bank’s board of directors approves the merger between Woori Finance Holdings and Woori Bank (the “Merger”)

September 30, 2014	The KDIC announced the sale of the controlling stake (30%) in Woori Bank

November 1, 2014	Woori Finance Holdings merged with and into the Bank

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

(2)	Affiliated companies within the business group

As of September 30, 2014

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company
First Tier Subsidiaries	Woori Bank (equity ownership 100.0%)	Woori Finance Holdings	6 companies
Woori Card (equity ownership 100.0%)
Woori Investment Bank (equity ownership 58.15%)
Woori FIS (equity ownership 100.0%)
Woori Private Equity (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)
Second Tier Subsidiaries	Woori Credit Information (equity ownership 100.0%)	Woori Bank	13 companies
Woori America Bank (equity ownership 100.0%)
P.T. Bank Woori Indonesia (equity ownership 95.18%)
Korea BTL Infrastructure Fund (equity ownership 99.85%)
Woori Global Markets Asia Ltd. (equity ownership 100.0%)
Woori Bank (China) Limited (equity ownership 100.0%)
ZAO Woori Bank (equity ownership 100.0% - 1 share)
Woori Fund Service (equity ownership 100.0%)
Woori Bank Brasil (equity ownership 100.0% - 1 share)
Woori Finance Cambodia Plc (equity ownership 100.0%)
	Woori Private Equity Fund (equity ownership 2.94%)	Woori Private Equity
Woori Blackstone Korea Opportunity Private Equity Fund No.1 (equity ownership 4.95%)
Woori Columbus Private Equity Fund No.1 (equity ownership 1.95%)

*	Woori Finance Holdings and Woori Investment Bank are listed on the KOSPI Market of the Korea Exchange.

2.	Capital Structure

As of September 30, 2014	(unit: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	3,000,000,000	3,000,000,000
Total number of shares issued to date	596,690,380	596,690,380
Number of treasury shares	—	—
Number of outstanding shares	596,690,380	596,690,380

3.	Voting Rights

As of September 30, 2014	(unit: shares)

Items		Number of stock	Notes
Total number of shares issued	Common Shares	596,690,380	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	—	—	—
Number of shares for which voting rights have been restored	—	—	—
Number of shares for which voting rights may be exercised	Common Shares	596,690,380	—
	Preferred Shares	—	—

4.	Dividend Information

Items		3Q 2014	2013	2012
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		746,716	394,333	1,342,948
Earnings per share (Won)		1,087	423	1,675
Total cash dividends (Millions of Won)		—	164,000	173,306
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		—	41.59	12.90
Cash dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	—	275	169
	Preferred Shares	—	—	800
Stock dividend per share (Won)	Common Shares	—	—	—
	Preferred Shares	—	—	—

*	Based on K-IFRS separate financial statements

II.	Business Overview

1.	Results of Operations

(As of September 30, 2014)	(unit: in 100 millions of Won)

Type	3Q 2014	3Q 2013	2013	2012
Operating income	9,907	4,492	4,644	16,990
Non-operating income	1,584	1,319	1,698	1,861
Non-operating expenses	1,481	877	1,164	1,097
Ordinary profits	10,011	4,935	5,178	17,753
Income from continuing operations before income tax	10,011	4,935	5,178	17,753
Income tax expense from continuing operations	2,544	1,054	810	3,267
Income from discontinued operations	—	295	295	—
Net income	7,467	4,176	4,663	14,486

*	Based on K-IFRS consolidated financial statements

2.	Business Performance by Operation

a.	Deposit Services

(As of September 30, 2014)	(unit: in millions of Won)

Type		3Q 2014	2013	2012
Deposits received in local currency	Demand deposits	9,750,434	11,713,480	10,690,028
	Money trusts	1,254,472	1,236,844	898
	Fixed deposits	157,654,732	146,666,672	140,593,204
	Mutual funds	47,715	53,189	64,959
	CDs	803,479	3,297,551	1,144,569
	Other deposits received	—	—	4,458,862
Deposits received in foreign currencies		12,409,936	12,283,882	11,065,036
Present value discount		(7,060)	(42,309)	(9,877)
Total		181,913,708	175,209,309	168,007,679

*	Based on K-IFRS consolidated financial statements

b.	Loan Services

(a)	Balances of Loans by Type

(As of September 30, 2014)	(unit: in millions of Won)

Type	3Q 2014	2013	2012
Loans in local currency	164,768,388	155,917,926	144,616,559
Loans in foreign currencies	15,744,523	14,954,205	14,398,209
Guarantee payments	56,327	54,645	125,841
Total	180,569,238	170,926,776	159,140,609

*	Based on K-IFRS consolidated financial statements

(b)	Loans by Purpose of Funds

(As of September 30, 2014)	(unit: in millions of Won)

Type		3Q 2014	2013	2012
Corporate loans	Working capital loans	50,695,475	50,482,488	50,360,152
	Facilities loans	27,126,556	25,298,881	22,165,385
Household loans		50,063,095	50,802,309	52,793,318
Public and other loans	Working capital loans	4,403,986	3,896,531	1,294,225
	Facilities loans	1,714,251	1,809,958	1,711,721
Mortgage loans		29,570,730	22,341,020	14,863,564
Inter-bank loans		1,138,770	1,227,518	1,362,054
Other loans		55,525	59,221	66,140
Total		164,768,388	155,917,926	144,616,559

*	Balance of loans in local currency based on K-IFRS consolidated financial statements

(c)	Loan-to-deposit ratio

(As of September 30, 2014)	(unit: in 100 millions of Won, %)

Type	September 2014	December 2013	December 2012
Loans in local currency	1,632,543	1,562,184	1,443,268
Deposits received in local currency (excluding CDs)	1,651,563	1,574,741	1,497,056
Ratio	98.85	99.20	96.41

*	Loan-to-deposit ratio = Average monthly balance of loans in local currency / average monthly balance of deposits received in local currency (excluding CDs).

c.	Guarantees

(As of September 30, 2014)	(unit: in millions of Won)

Type	3Q 2014	2013	2012
Confirmed guarantees	8,846,476	9,116,384	9,184,573
Unconfirmed guarantees	6,864,622	7,096,820	8,570,476
Commercial paper purchase commitments and others	2,289,957	1,924,176	1,956,447
Total	18,001,055	18,137,380	19,711,496

*	Based on K-IFRS consolidated financial statements

d.	Securities Investment

(As of September 30, 2014)	(unit: in millions of Won)

Type	3Q 2014	2013	2012
Securities at fair value through profit or loss	2,357,907	2,211,476	5,269,978
Available-for-sale financial assets	16,294,458	16,897,731	14,484,530
Held-to-maturity financial assets	12,272,485	12,038,820	14,341,506
Investments in associates	686,123	546,188	550,332
Total	31,610,973	31,694,215	34,646,346

*	Based on K-IFRS consolidated financial statements

e.	Trust Business

(As of September 30, 2014)	(unit: in millions of Won)

Type	3Q 2014		2013		2012
	Trust Funds	Trust Fees	Trust Funds	Trust Fees	Trust Funds	Trust Fees
Money trust	18,995,062	30,133	17,155,494	35,401	14,212,593	39,123
Property trust	10,390,283	553	9,853,775	790	9,931,786	1,091
Total	29,385,345	30,686	27,009,269	36,191	24,144,379	40,214

*	Trust funds indicate average balances.

3.	Funding Sources and Use of Funds

a.	Sources of Funds

[Bank Accounts]

(Unit: in millions of Won, %)

Classification	Funding Source	3Q 2014			2013			2012
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local currency funds	Deposits received in local currency	156,067,383	2.27	67.08	146,162,283	2.51	65.13	144,457,252	3.05	63.37
	Certificates of deposit	2,387,345	2.76	1.02	2,316,413	2.80	1.03	694,349	3.50	0.31
	Borrowings in local currency	5,554,769	2.36	2.39	4,696,737	2.28	2.09	4,519,907	2.34	1.98
	Call money in local currency	976,279	2.38	0.42	1,207,035	2.56	0.54	1,800,978	3.03	0.79
	Others	15,218,073	3.84	6.54	15,394,073	4.20	6.86	16,872,368	4.80	7.40
	Subtotal	180,203,849	2.42	77.45	169,776,541	2.66	75.65	168,344,854	3.21	73.85
Foreign currency funds	Deposits received in foreign currencies	7,737,364	0.45	3.33	7,280,806	0.49	3.24	7,576,437	0.60	3.32
	Borrowings in foreign currencies	5,994,546	0.54	2.58	7,477,963	0.66	3.33	9,129,113	1.02	4.00
	Call money in foreign currencies	1,150,641	0.58	0.49	449,726	0.77	0.20	428,592	0.66	0.19
	Debentures in foreign currencies	5,524,198	3.55	2.37	5,252,757	4.01	2.34	5,504,170	4.06	2.41
	Others	945,771	1.02	0.41	1,231,130	1.47	0.55	1,568,250	1.59	0.69
	Subtotal	21,352,520	1.31	9.18	21,692,382	1.46	9.66	24,206,562	1.61	10.61
Other	Total capital	18,235,849		7.84	18,391,558		8.20	18,617,443		8.17
	Provisions	610,165		0.26	654,036		0.29	732,391		0.32
	Others	12,251,952		5.27	13,908,781		6.20	16,070,315		7.05
	Subtotal	31,097,966		13.37	32,954,375		14.69	35,420,149		15.54
Total		232,654,335	1.99	100.00	224,423,298	2.15	100.00	227,971,565	2.54	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: in millions of Won, %)

Type	Funding Source	3Q 2014			2013			2012
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Cost	Money trusts	18,995,062	2.61	64.46	17,155,494	2.83	63.35	14,212,593	3.39	58.73
	Borrowings	—	—	—	—	—	—	—	—	—
	Subtotal	18,995,062	2.61	64.46	17,155,494	2.83	63.35	14,212,593	3.39	58.73
Non-cost	Property trusts	10,390,283		35.26	9,853,775		36.38	9,931,786		41.05
	Special reserves	37,193		0.13	37,167		0.14	37,126		0.15
	Other	45,565		0.15	35,487		0.13	17,167		0.07
	Subtotal	10,473,041		35.54	9,926,429		36.65	9,986,079		41.27
Total		29,468,103		100.00	27,081,923		100.00	24,198,672		100.00

b.	Fund Management Performance

[Bank Accounts]

(Unit: in millions of Won, %)

Type	Managed Item	3Q 2014			2013			2012
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Funds in local currency	Deposits in local currency	2,523,213	2.48	1.09	2,913,038	2.59	1.30	1,754,971	3.07	0.77
	Marketable securities in local currency	31,360,725	3.49	13.48	30,285,861	3.17	13.50	32,275,846	4.29	14.16
	Loans in local currency	159,374,289	4.26	68.50	149,019,789	4.62	66.40	142,890,851	5.44	62.68
	Guarantee payments	74,316	2.85	0.03	140,958	3.06	0.06	130,469	1.75	0.05
	Call loans in local currency	1,885,236	2.48	0.81	2,037,985	2.62	0.91	1,578,584	3.16	0.69
	Private placed ponds	506,520	3.84	0.22	595,478	8.00	0.26	998,681	6.68	0.44
	Credit card receivables	8	—	0.00	1,024,468	21.67	0.46	4,308,273	22.67	1.89
	Other	3,962,224	3.62	1.70	3,992,330	3.86	1.78	5,135,070	4.04	2.25
	Bad debt expense in local currency (-)	(3,120,050)	—	(1.34)	(3,202,673)	—	(1.43)	(3,150,782)	—	(1.38)
	Subtotal	196,566,481		84.49	186,807,234	4.50	83.24	185,921,963	5.65	81.55
Funds in foreign currencies	Deposits in foreign currencies	1,931,813	0.52	0.83	1,452,047	0.33	0.65	1,657,779	0.47	0.73
	Marketable securities in foreign currencies	1,073,723	0.83	0.46	972,378	2.85	0.43	950,267	0.48	0.42
	Loans in foreign currencies	11,940,636	1.79	5.13	12,393,208	2.13	5.52	13,585,742	2.64	5.96
	Call loans in foreign currencies	1,416,637	0.99	0.61	1,688,820	0.76	0.75	1,731,720	0.36	0.76
	Bills bought	5,256,921	1.40	2.26	5,054,080	1.66	2.25	5,024,942	2.53	2.20
	Other	17,450	5.89	0.01	39,732	7.55	0.02	72,220	5.29	0.03
	Bad debt expense in foreign currencies (-)	(247,941)	—	(0.11)	(300,758)	—	(0.13)	(250,115)	—	(0.11)
	Subtotal	21,389,239	1.50	9.19	21,299,507	1.86	9.49	22,772,555	2.23	9.99
Other	Cash	1,068,580		0.46	993,256		0.44	859,927		0.38
	Property and equipment for business purposes	2,354,767		1.01	2,367,010		1.06	2,353,694		1.03
	Other	11,275,268		4.85	12,956,291		5.77	16,063,426		7.05
	Subtotal	14,698,615		6.32	16,316,557		7.27	19,277,047		8.46
Total		232,654,335	3.64	100.00	224,423,298	3.92	100.00	227,971,565	4.83	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: in millions of Won, %)

Type	Managed Item	3Q 2014			2013			2012
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Profit	Loans	25,217	3.63	0.09	43,964	6.77	0.16	51,404	6.64	0.21
	Securities	3,177,527	2.49	10.78	2,813,363	2.11	10.39	3,101,194	2.56	12.82
	Other	16,513,950	2.81	56.04	14,799,716	3.17	54.64	11,560,175	3.80	47.77
	Reserves for bond ratings (-)	(92)	—	(0.00)	(122)	—	(0.00)	(174)	—	(0.00)
	Present value discount (-)	(697)	—	(0.00)	(959)	—	(0.00)	(1,298)	—	(0.01)
	Subtotal	19,715,905	2.76	66.91	17,655,962	3.01	65.19	14,711,301	3.55	60.79
Non-profit	Subtotal	9,752,198		33.09	9,425,961		34.81	9,487,371		39.21
Total		29,468,103		100.00	27,081,923		100.00	24,198,672		100.00

4.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

BIS Capital Adequacy Ratios

(unit: in 100 millions of Won)

Type	3Q 2014	2013	2012
Equity capital (A)	213,493	203,829	205,045
Risk weighted assets (B)	1,313,467	1,313,133	1,395,329
Capital adequacy ratio (A/B)	16.25%	15.52%	14.70%

*	3Q 2014 & 2013 based on Basel III standards; 2012 based on Basel II standards

Liquidity Ratios

(unit: %)

Type		3Q 2014	2013	2012
Local currency liquidity ratio		117.66	120.75	126.71
Foreign currency liquidity ratio	Before application of weight of securitization	147.97	133.55	118.42
	After application of weight of securitization	138.63	125.86	109.25
Ratio of business purpose premises and equipment		14.16	14.73	14.44

*	Based on K-IFRS separate financial statements

b.	Asset Quality

(unit: in 100 millions of Won)

Type		3Q 2014	2013	2012
Total loans	Total	1,884,821	1,791,750	1,726,941
	Corporate	1,119,135	1,083,582	1,025,603
	Household	765,686	708,168	660,207
	Credit card	—	—	41,131
Sub-standard and below loans Sub-standard and below loan ratio	Total	44,484	53,592	28,645
		2.36%	2.99%	1.66%
	Corporate	39,692	49,054	24,264
		3.55%	4.53%	2.37%
	Household	4,792	4,538	3,774
		0.63%	0.64%	0.57%
	Credit card	—	—	607
		—	—	1.48%
Delinquency ratio	Based on total loans (after seasonal adjustment)	1.17%	1.14%	1.20%
		(1.06%)	(1.41%)	(1.55%)
	Based on corporate loans (after seasonal adjustment)	1.67%	1.50%	1.72%
		(1.50%)	(1.97%)	(2.36%)
	Based on household loans (after seasonal adjustment)	0.72%	0.90%	0.70%
		(0.71%)	(1.10%)	(0.83%)
	Based on credit card receivables (after seasonal adjustment)	—	—	1.97%
		—	—	(2.27%)

*	Based on K-IFRS separate financial statements
*	Credit card receivables were transferred to Woori Card due to the spin off of the credit card business segment (spin off date: April 1, 2013).

c.	Recent Developments

On July 28, 2014, the Bank’s board of directors resolved to merge with its holding company, Woori Finance Holdings, to maximize the return of public funds and the possibility of a successful privatization.

The major terms of the Merger are as follows:

Item	Details
Method of Merger	Merger of parent company with and into wholly-owned subsidiary
Merging entities	Woori Bank (surviving entity)
Woori Finance Holdings (non-surviving entity)
New shares issued in Merger	676,278,371 common shares
Schedule of the Merger	Date of general shareholders’ meeting to approve the Merger Agreement	October 10, 2014
	Date of the Merger	November 1, 2014
	Date of registration of Merger	November 3, 2014

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won)

Classification	3Q 2014	2013	2012	2011	2010
ASSETS
Cash and cash equivalents	5,368,346	5,472,425	4,593,736	5,390,108	3,885,684
Financial assets at fair value through profit or loss	4,387,817	4,398,132	10,989,236	12,498,726	11,104,050
Available-for-sale financial assets	16,294,458	16,897,731	14,488,547	14,682,791	16,610,090
Held-to-maturity financial assets	12,272,485	12,038,820	14,341,506	15,400,425	15,920,317
Loans and receivables	211,469,805	207,360,680	200,208,325	192,048,328	177,630,875
Investments in joint ventures and associates	686,123	546,188	550,332	376,337	306,229
Investment properties	354,569	333,834	346,182	349,459	366,874
Premises and equipment	2,357,209	2,369,213	2,385,680	2,345,960	2,334,386
Intangible assets and goodwill	67,924	76,016	108,920	147,387	39,366
Other assets	216,935	161,258	178,592	225,532	207,467
Current tax assets	2,795	136,713	2,354	3,082	2,833
Deferred tax assets	128,556	61,764	82,580	8,927	8,283
Derivative assets	163,574	131,410	269,414	326,413	133,224
Disposal group held for sale	3,225	587	1,239	2,258	5,185
Total assets	253,773,821	249,984,771	248,546,643	243,805,733	228,554,863
LIABILITIES
Financial liabilities at fair value through profit or loss	2,445,941	2,631,037	3,468,696	3,509,566	4,729,575
Deposits due to customers	181,913,708	175,209,309	169,216,255	165,453,124	157,314,309
Borrowings	15,977,485	17,264,362	17,446,930	19,175,674	18,982,971
Debentures	16,704,324	16,088,973	17,841,978	19,811,813	20,192,427
Provisions	468,041	618,225	579,441	585,384	496,713
Net defined benefit liability	88,653	39,370	65,937	22,227	23,116
Current tax liabilities	239,352	8,889	136,517	206,366	109,283
Other financial liabilities	17,269,642	19,401,628	20,771,744	16,281,271	8,799,937
Other liabilities	317,792	322,932	383,678	444,551	277,757
Deferred tax liabilities	1,468	45,274	16,699	135,441	107,425
Derivative liabilities	2,198	4,441	23,827	25,582	34,419
Total liabilities	235,428,604	231,634,440	229,951,702	225,650,999	211,067,932
EQUITY
Owners’ equity:	18,337,222	18,343,598	18,587,330	18,146,792	17,479,847
Capital stock	2,983,452	2,983,452	3,829,783	3,829,783	3,829,783
Hybrid securities	1,880,798	2,380,797	1,681,807	1,681,807	2,181,806
Capital surplus	734,711	734,671	812,016	812,016	811,421
Other equity	14,443	5,483	68,570	524,202	938,260
Retained earnings	12,723,818	12,239,195	12,195,154	11,298,984	9,718,577
Non-controlling interests	7,995	6,733	7,611	7,942	7,084
Total equity	18,345,217	18,350,331	18,594,941	18,154,734	17,486,931
Total liabilities and equity	253,773,821	249,984,771	248,546,643	243,805,733	228,554,863
Number of Consolidated Subsidiaries	76	65	64	51	58

Summary Consolidated Statement of Comprehensive Income

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won, except per share amounts)

Classification	3Q 2014	3Q 2013	2013	2012	2011	2010
OPERATING INCOME:	990,691	449,241	464,432	1,451,452	2,593,188	1,551,321
Net interest income	3,215,884	3,301,831	4,419,877	4,774,419	5,728,211	5,029,773
Net fee and commission income	619,248	613,045	813,165	837,119	507,991	493,793
Dividend income	81,447	63,495	79,904	91,513	123,150	119,095
Gain on financial instruments at fair value through profit or loss	96,359	150,154	122,179	(360,939)	106,682	15,213
Gain on available-for-sale financial assets	360	(2,570)	(80,165)	548,674	1,016,746	978,546
Impairment losses for loans, other receivables, guarantees and unused commitments	(546,865)	(1,576,416)	(2,079,608)	(1,649,251)	(1,816,603)	(2,496,083)
General and administrative expenses	(2,016,066)	(1,950,421)	(2,679,026)	(2,590,787)	(2,549,360)	(1,997,040)
Net other operating income (expenses)	(459,676)	(149,877)	(131,894)	(199,296)	(523,629)	(591,976)
Non-operating income	10,364	44,232	53,396	53,122	65,983	(14,468)
Net income before income tax expense from continuing operations	1,001,055	493,473	517,828	1,504,574	2,659,171	1,536,853
Income tax expense from continuing operations	254,399	105,363	81,030	26,713	589,800	274,749
Profit from continuing operations	746,656	388,110	436,798	1,243,861	2,069,371	1,262,104
Profit from discontinued operations	—	29,476	29,476	253,056	—	—
Net income	746,656	417,586	466,274	1,496,917	2,069,371	1,262,104
Net income attributable to owners	746,345	416,643	465,266	1,496,246	2,068,544	1,261,283
Profit from continuing operations	746,345	387,167	435,790	1,243,190	—	—
Profit from discontinued operations	—	29,476	29,476	253,056	—	—
Net income attributable to the non-controlling interests	311	943	1,008	671	827	821
Profit from continuing operations	311	943	1,008	671	—	—
Profit from discontinued operations	—	—	—	—	—	—
Other comprehensive income (loss), net of tax	9,039	(72,547)	(64,973)	(456,636)	(399,838)	(253,874)
Items that will not be reclassified to profit or loss	(51,684)	10,104	6,877	(48,826)	—	—
Items that may be reclassified to profit or loss	60,723	(82,651)	(71,850)	(407,810)	(399,838)	(253,874)
Total comprehensive income	755,695	345,039	401,301	1,040,281	1,669,533	1,008,230
Comprehensive income attribute to the owner	755,408	345,434	402,180	1,040,613	1,668,675	1,007,276
Comprehensive income attribute to the non-controlling interests	287	(395)	(879)	(332)	858	954
NET INCOME PER SHARE:
Continuing and discontinued operations
Basic earnings per common share	1,086	513	539	1,895	2,687	1,508
Diluted earnings per common share	1,086	484	516	1,795	2,514	1,443
Continuing operations
Basic earnings per common share	1,086	465	490	1,532
Diluted earnings per common share	1,086	439	470	1,465

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Bank)	(unit: in millions of Won)

Classification	3Q 2014	2013	2012	2011	2010
ASSETS
Cash and cash equivalents	4,519,908	4,694,201	4,135,353	5,339,419	3,629,594
Financial assets at fair value through profit or loss	3,204,364	3,353,936	9,920,630	11,369,904	11,190,524
Available-for-sale financial assets	15,842,347	16,499,175	14,003,535	14,166,153	15,997,072
Held-to-maturity financial assets	12,235,458	12,016,870	14,306,766	15,299,225	15,778,544
Loans and receivables	205,083,152	201,836,689	195,075,985	186,797,530	173,269,536
Investments in associates	2,256,088	2,109,453	1,938,813	1,686,365	1,529,656
Investment properties	354,431	333,693	340,825	344,325	347,748
Premises and equipment, net	2,341,519	2,353,831	2,368,086	2,326,923	2,314,609
Intangible assets, net	55,775	69,994	102,119	140,816	33,602
Other assets	209,134	151,636	163,388	192,207	191,410
Current tax assets	927	134,691	—	—	—
Deferred tax assets	68,102	—	43,599
Derivative assets	163,574	131,410	267,470	326,414	132,268
Assets held for sale	3,225	587	1,239	2,258	5,185
Total assets	246,338,004	243,686,166	242,667,808	237,991,539	224,419,748
LIABILITIES
Financial liabilities at fair value through profit or loss	2,441,446	2,630,421	3,468,445	3,501,355	4,729,321
Deposits due to customers	176,246,282	169,870,194	164,468,304	160,539,081	154,502,870
Borrowings	14,984,238	16,711,669	16,807,711	18,502,414	17,887,630
Debentures	16,652,723	16,035,967	17,778,172	19,711,307	20,091,821
Provisions	486,603	641,459	605,152	606,484	500,891
Retirement benefit obligations	85,636	36,577	63,124	19,711	20,908
Current tax liabilities	235,108	8,552	135,953	205,807	108,573
Other financial liabilities	16,665,671	19,162,494	20,464,031	16,229,074	8,620,792
Other liabilities	301,545	297,895	367,370	420,914	263,011
Deferred tax liabilities	—	35,108	—	124,199	125,997
Derivative liabilities	2,198	1,785	15,498	12,885	23,725
Total liabilities	228,101,450	225,432,121	224,173,760	219,873,231	206,875,539
EQUITY
Owner’s equity:
Capital stock	2,983,452	2,983,452	3,829,783	3,829,783	3,829,783
Hybrid securities	1,880,798	2,380,797	1,681,807	1,681,807	2,181,806
Capital surplus	732,538	732,538	809,883	811,551	811,598
Other equity	141,324	143,825	132,250	548,719	927,156
Retained earnings	12,498,442	12,013,433	12,040,325	11,246,448	9,793,866
Total equity	18,236,554	18,254,045	18,494,048	18,118,308	17,544,209
Total liabilities and equity	246,338,004	243,686,166	242,667,808	237,991,539	224,419,748

Summary Statement of Comprehensive Income

(The Bank)	(unit: in millions of Won, except per share amounts)

Classification	3Q 2014	3Q 2013	2013	2012	2011	2010
OPERATING INCOME:	957,971	361,401	344,923	1,362,258	2,501,333	1,511,013
Net operating income	3,060,134	3,136,844	4,190,476	4,536,897	5,543,030	4,871,282
Net fee and commission income	600,142	596,880	789,881	831,120	485,163	465,444
Dividend income	128,045	69,150	83,202	144,868	112,218	84,837
Gain on financial instruments at fair value through profit or loss	86,633	172,588	148,476	(355,341)	108,102	23,595
Gain on available-for-sale financial assets	(16,723)	(8,313)	(61,525)	558,441	1,038,765	908,733
Impairment losses for loans, other receivables, guarantees and unused commitments	(513,078)	(1,570,649)	(2,084,365)	(1,677,031)	(1,800,251)	(2,340,997)
General and administrative expenses	(1,923,619)	(1,855,367)	(2,551,622)	(2,466,300)	(2,444,230)	(2,163,438)
Net other operating income (expenses)	(463,563)	(179,732)	(169,600)	(210,396)	(541,464)	(338,443)
Non-operating income	27,866	80,162	93,627	31,051	10,461	29,801
Net income before income tax expense	985,837	441,563	438,550	1,393,309	2,511,794	1,540,814
Income tax expense	239,121	89,448	73,693	254,591	542,359	280,951
Profit from continuing operations	746,716	352,115	364,857	1,138,718	1,969,435	1,259,863
Profit from discontinued operations	—	29,476	29,476	253,056	—	—
Net income	746,716	381,591	394,333	1,391,774	1,969,435	1,259,863
Other comprehensive income (loss), net of tax	(2,501)	(26,821)	11,575	(416,469)	(365,016)	(221,845)
Items that are not reclassified as profit or loss	(51,568)	10,104	6,671	(48,826)	—	—
Items that are reclassified as profit or loss	49,067	(36,925)	4,904	(367,643)	(365,016)	(221,845)
Total comprehensive income	744,215	354,770	405,908	975,305	1,604,419	1,038,018
NET INCOME PER SHARE:
Continuing and discontinued operations
Basic earnings per common share	1,087	456	423	1,745	2,544	1,506
Diluted earnings per common share	1,087	431	405	1,659	2,385	1,442
Continuing operations
Basic earnings per common share	1,087	408	374	1,382
Diluted earnings per common share	1,087	386	358	1,329

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2014 3Q	2013	2012
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In its review report attached to this report, Deloitte Anjin LLC has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate financial statements of the Bank are not presented fairly in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit Services

(units: in millions of Won, hours)

Term	Auditor	Description	Fee	Total Time
3Q 2014	Deloitte Anjin LLC	Closing audit	KRW 1,280 million	—
		Interim audit (including internal accounting management system)		—
		3Q review		3,450 hours
		1H review		3,256 hours
		1Q review		3,143 hours
2013	Deloitte Anjin LLC	Closing audit	KRW 1,280 million	6,446 hours
		Interim audit (including internal accounting management system)		4,087 hours
		3Q review		3,397 hours
		1H review		3,066 hours
		1Q review		3,066 hours
2012	Deloitte Anjin LLC	Closing audit	KRW 1,300 million	5,582 hours
		Interim audit (including internal accounting management system)		2,984 hours
		3Q review		3,424 hours
		1H review		3,344 hours
		1Q review		3,096 hours

b.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
3Q 2014	9.30.2014	Review of Japanese F/S related to Samurai bonds	9.2014	KRW 28 million
	4.30.2014	Tax adjustment	Each quarter and end of term	KRW 105 million
	4.17.2014	Issuance of GMTN-related comfort letter	4~5.2014	USD 110,000
2013	8.30.2013	GMTN update and issuance	9.2013	KRW 146 million
	8.30.2013	Samurai bond update	9.2013	KRW 28 million
	3.31.2013	Tax adjustment	Each quarter and end of term	KRW 110 million
	1.30.2013	Samurai bond-related comfort letter	1.2013	KRW 128 million
2012	9.30.2012	Review of Japanese F/S for 1H 2012 related to Samurai bonds	3Q 2012	KRW 14 million
	5.30.2012	Issuance of Samurai bond-related comfort letter and review of financial documents	2Q 2012	KRW 153 million
	3.31.2012	Tax adjustment	Each quarter and end of term	KRW 105 million
	1.9.2012	Samurai bond-related comfort letter	1~2.2012	KRW 108 million

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Board of Director Management Committee

(b)	Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Audit Committee Member Candidates

(e)	Audit Committee

(March 20, 2014 ~ September 30, 2014)

Name of Committee	Composition	Names of Members

Board of directors management committee	One standing director, four outside directors	Soon-Woo Lee (standing director) Sang-Keun Oh (outside director) Seong-Yeol Lim (outside director) Kang-Shik Choi (outside director) Min Chang (outside director)

Risk management committee	One standing director, three outside directors	Dong-Gun Lee (standing director) Sang-Keun Oh (outside director) Kang-Shik Choi (outside director) Min Chang (outside director)

Compensation committee	Four outside directors	Sang-Keun Oh (outside director) Kang-Shik Choi (outside director) Seong-Yeol Lim (outside director) Min Chang (outside director)

Committee for recommending audit committee member candidates	Four outside directors	Sang-Keun Oh (outside director) Kang-Shik Choi (outside director) Seong-Yeol Lim (outside director) Min Chang (outside director)

Audit Committee	One standing director, three outside directors	Kang-Shik Choi (outside director) Seong-Yeol Lim (outside director) Min Chang (outside director) Yong Woo Kim (standing director)

2.	Affiliated Companies (as of September 30, 2014)

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of September 30, 2014	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
Woori Finance Holdings	Largest S/H	Common	596,690,380	100.0	—	—	596,690,380	100.0
	Total	Common	596,690,380	100.0	—	—	596,690,380	100.0
		Others	—	—	—	—	—	—
		Total	596,690,380	100.0	—	—	596,690,380	100.0

b.	Share Ownership of More Than 5%

As of September 30, 2014	(units: shares, %)

No.	Name	Shares		Notes
		No. of shares	Percentage of shareholding
1	Woori Finance Holdings	596,690,380	100.0

VII.	Directors and Employee Information

1.	Directors

As of September 30, 2014

Position		Name	Common Stock Owned	Expiration of Term
President	Registered	Soon-Woo Lee	—	December 30, 2014
Deputy President	Registered	Dong Gun Lee	—	December 30, 2014
Standing Member of Audit Committee	Registered	Yong Woo Kim	—	December 30, 2014
Outside Director	Registered	Sang-Geun Oh	—	Note 1)
Outside Director	Registered	Kang-Shik Choi	—	Note 1)
Outside Director	Registered	Seong-Yeal Lim	—	June 5, 2015
Outside Director	Registered	Min Chang	—	Note 1)
Executive Vice President	Non-Registered	Kwang Goo Lee	—	December 8, 2014
Executive Vice President	Non-Registered	Tae-Yong Park	—	December 8, 2014
Executive Vice President	Non-Registered	Ki-Hyung Kwon	—	December 9, 2014
Executive Vice President	Non-Registered	Yong-Kwon Lee	—	December 8, 2014
Executive Vice President	Non-Registered	Ku-Hyun Yu	—	December 9, 2014
Executive Vice President	Non-Registered	Ki-Myoung Nam	—	December 9, 2014
Executive Vice President	Non-Registered	Ki-Hwa Jung	—	December 9, 2014
Executive Vice President	Non-Registered	Won-Jai Jeong	—	June 13, 2015
Executive Vice President	Non-Registered	Ki-Seok Park	—	December 8, 2015
Executive Vice President	Non-Registered	Woo Seok Chai	—	September 3, 2015

Note 1) End of Term: Date of the 2015 ordinary general meeting of shareholders

2.	Employee Status

As of September 30, 2014	(units: persons, millions of Won)

	Staff				Average Tenure Years	Cumulative Compensation	Average Compensation Per Person	Note
	Regular	Contract	Others	Total
Total	14,939	397	—	15,336	16.0	921,394	60

*	Average years of continuous service excludes contract employees and locally hired employees overseas.
*	Excludes management salaries (marketing division head or higher) and overseas salaries.

3.	Directors’ Compensation

As of September 30, 2014	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors	3	618	206
Outside Directors	4	57	14
Audit Committee Members	5	429	86

*	While the position is concurrently held with the position of Woori Finance Holdings’ president, salary of the Bank’s president is not paid.
*	Outside directors that concurrently hold outside director positions at Woori Finance Holdings are not paid base salary.
*	Includes number of outside directors and audit committee members that resigned in 2014 (as of September 30, 2014, there are two registered directors, one outside director and four members of the Audit Committee/auditors)

VIII.	Related Party Transactions

Extensions of Credit to Major Shareholders, Etc.

* As of September 30, 2014	(unit: in millions of Won, %)

Name	Item	Current Balance	Origination Date	Maturity Date	Lending Rate
Woori P&S	Loans	17,000	2011.03.07	2021.03.08	4.24
	Loans	3,000	2014.06.13	2015.06.15	3.98
Woori Investment Bank	Loans	50,000	2014.07.03	2015.06.30	1.50
Woori Card	Loans	500,000	2014.03.04	2015.03.03	0.75
Total		570,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: November 14, 2014	By:	/s/ Seung-Gyu Kim
(Signature)
Name: Seung-Gyu Kim
Title: Executive Vice President